United States securities and exchange commission logo





                            January 18, 2022

       Hongtao Shi
       Chief Executive Officer
       Prestige Wealth Inc.
       Suite 5102, 51/F
       Cheung Kong Center
       2 Queen   s Road Central
       Hong Kong

                                                        Re: Prestige Wealth
Inc.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
20, 2021
                                                            CIK No. 0001765850

       Dear Mr. Shi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       General

   1. We note 66.45% of your revenue for the six months ended March 31, 2021 was derived from asset management
funds and 99.98% of your revenue for the same period was
                                                        derived from asset
management products and services. Given your potential status as an investment company
under the Investment Company Act of 1940 or as an investment adviser under the
Investment Advisers Act of 1940, please provide us a legal analysis of your expected status
under those two Acts following the offering and taking into account
 Hongtao Shi
FirstName   LastNameHongtao Shi
Prestige Wealth  Inc.
Comapany
January  18,NamePrestige
             2022        Wealth Inc.
January
Page  2 18, 2022 Page 2
FirstName LastName
         your intended use of proceeds. Please also expand your risk factor and regulatory disclosures related to your potential status as an investment company or an investment adviser to address the basis for your status determination.
Cover Page

2. Please expand your disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should address how recent statements and regulatory actions by China
s government, such
         as those related to data security or anti-monopoly concerns, have or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities of subsidiaries. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
5. If true, please disclose that you will be a controlled company following the offering, disclose the controlling shareholder and his ownership percentage. Further, tell us whether you plan to rely on Nasdaq listing standards for a "controlled company," and if so, please revise your cover page accordingly and provide related disclosure in the Risk
         Factors section.
Prospectus Summary, page 1

6. In your Summary of Risk Factors, disclose the risks that your corporate structure and having a majority of your customers in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings
 Hongtao Shi
FirstName   LastNameHongtao Shi
Prestige Wealth  Inc.
Comapany
January  18,NamePrestige
             2022        Wealth Inc.
January
Page  3 18, 2022 Page 3
FirstName LastName
         conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, in your Summary of Risk
         Factors and your Risk Factors disclosure, please relocate the risks associated with investing in a company that is based in or that has significant operations in China so that these risk factors appear first.
7. State whether you or your subsidiaries are covered by permissions requirements from the
         China Securities Regulatory Commission (CSRC), Cyberspace Administration of China
         (CAC) or any other governmental agency that is required to approve your subsidiaries'
         operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
8. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
9. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Overview, page 1

10.      Please revise to address the following:
             In addition to the descriptions provided in Conventions that Apply to This Prospectus on page ii, describe defined terms, such as "high net worth," "ultra-high net worth,"
 Hongtao Shi
Prestige Wealth Inc.
January 18, 2022
Page 4
              "PAI," etc., the first time they appear in your disclosure;
                Specify the regions within Asia that you operate and where your customers reside;
                Describe the wealth management products you offer;
                For your wealth management services, describe the reason for the decreasing trend in clients served and disclose the fees you earned for each of the financial periods discussed;
                For your asset management services, explain why you provided services to 20 clients for the six months ended March 31, 2021, but at the end of that same period only two clients had their assets under your management; and
                Discuss the evolution of both your wealth management and asset management services and your plans to continuing offering these services in the future. Without limitation, your disclosure should address dependence on one or a few major customers.
Our Competitive Strengths, page 2

11.      Please revise to address the following:
             Expand to describe how you measure client satisfaction and client retention. In this regard, we note your disclosure that you had one wealth management and two asset management clients as of March 31, 2021; and Describe what you mean by "Well-Connected Clients" in the third bullet.
Corporate History and Structure, page 3

12. Please clarify, if true, that the percentages shown on your corporate structure diagram on page 4 represent percentages of equity ownership.
Summary of Risk Factors
Risks Related to Our Business and Industry, page 4

13. We note your disclosure in the last bullet under this heading that you could be regarded as
         subject to SFC   s regulations. Please revise to identify "SFC" before
you use the acronym
         for the first time. Please do the same for other acronyms used elsewhere in the prospectus.
Risk Factors, page 11

14. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China (CAC) over data security, particularly for companies seeking to list on a foreign
FirstName LastNameHongtao Shi
       exchange, please revise your disclosure to explain how this oversight impacts your
Comapany    NamePrestige
       business             Wealth Inc.
                 and your offering   and to what extent you believe that you
are compliant with the
Januaryregulations  or policies
        18, 2022 Page   4       that have been issued by the CAC to date.
FirstName LastName
 Hongtao Shi
FirstName   LastNameHongtao Shi
Prestige Wealth  Inc.
Comapany
January  18,NamePrestige
             2022        Wealth Inc.
January
Page  5 18, 2022 Page 5
FirstName LastName
Risks Related to Doing Business in Hong Kong
The PRC government exerts substantial influence and discretion over the manner in which companies..., page 24

15.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise this risk factor to highlight that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, acknowledge recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks Related to Our Ordinary Shares and This Offering
Our independent registered public accounting firm's audit documentation related to their audit reports included in this prospectus..., page 28

16. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your disclosure to clarify that, if enacted, the Accelerating Holding Foreign
         Companies Accountable Act's provision decreasing the number of "non-inspection years"
         from three years to two years would reduce the time before your securities may be prohibited from trading or delisted. Additionally, update your disclosure to reflect that the
         Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong.
Business
Our Services
Client Acquisition, page 81

17. Please revise so that your disclosure covers the periods represented by your financial statements.
Management
Compensation of Directors and Executive Officers, page 113

18. Please provide updated compensation disclosure for the last full financial year as required by Item 6.B of Form 20-F.
Index to Financial Statements, page 138

19. Please revise to provide updated audited financial statements required by Item 4 of Form
         F-1.
 Hongtao Shi
Prestige Wealth Inc.
January 18, 2022
Page 6

        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                         Sincerely,
FirstName LastNameHongtao Shi
                                                         Division of
Corporation Finance
Comapany NamePrestige Wealth Inc.
                                                         Office of Finance
January 18, 2022 Page 6
cc:       Ying Li, Esq.
FirstName LastName